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                                                                     EXHIBIT 2.1

                           PURCHASE AND SALE AGREEMENT


         THIS AGREEMENT (this "Agreement"), made as of the Effective Date (as defined in paragraph 28 below), by and between RAYONIER INC., a North Carolina corporation (hereinafter referred to as "Purchaser"), and JEFFERSON SMURFIT CORPORATION (U.S.), a Delaware corporation (hereinafter referred to as "Seller");

                              W I T N E S S E T H:

         WHEREAS, Seller is the owner of the Property (as hereinafter defined); and

         WHEREAS, Seller intends to convey the Property to a newly created limited liability company, wholly owned by Seller (the "LLC"); and

         WHEREAS, Purchaser desires to purchase 100% of the membership interests in the LLC (the "Membership Interests") from Seller;

         NOW, THEREFORE, the parties hereby agree as follows:

         1. Agreement of Purchase and Sale. Subject to the provisions of this Agreement, and for the consideration herein stated, Seller agrees to sell to Purchaser and Purchaser agrees to buy from Seller the Membership Interests. On or before the date of Closing, Seller shall transfer and convey to LLC, in accordance with the terms and provisions of this Agreement, all of the following described property (collectively, the "Property"):

                  (a) all those certain tracts or parcels of land located in the States of Alabama, Florida and Georgia and being described on Exhibit A attached hereto, together with all buildings, structures and other improvements located thereon, all tenements, hereditaments, easements, appurtenances and privileges thereto belonging, all timber and trees thereon (excluding the Reserved Timber, as defined and contemplated in paragraph 3(e) below), and, to the extent (if any) owned by Seller (but excluding the Reserved Minerals, as defined in paragraph 3(f) below), all oil, gas and mineral rights and interests with respect thereto (collectively, the "Owned Real Property");

                  (b) all of Seller's right, title and interest (excluding the Reserved Timber) as contemplated in paragraph 3(e) below under those certain agreements described on Exhibit B attached hereto (collectively, the "Real Property Leases"), pursuant to which Seller has the right to use or occupy certain real property owned by third parties and located in the States of Alabama, Florida and Georgia (the real property covered by the Real Property Leases being herein referred to collectively as the "Leased Real Property"; the Owned Real Property and the Leased Real Property being herein referred to collectively as the "Real Property"); and


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                  (c) all of Seller's right, title and interest in and to the leases, subleases, contracts, licenses and permits described on Exhibit C attached hereto which are in full force and effect on the date of Closing (collectively, the "Incidental Leases"), pursuant to which third parties have the right to use portions of the Real Property for hunting, fishing, apiary and other incidental purposes.

The parties agree that if any portion of the Real Property is deleted or taken pursuant to any of paragraphs 4(c), 6(a), 7(c) or 30 below, then the term "Real Property" shall no longer include such deleted portion; and if any Real Property Lease is deleted pursuant to any of paragraphs 3(g), 4(c) or 6(b) below, then the term "Real Property Leases" shall no longer include such deleted Real Property Lease.

         2. Purchase Price. The purchase price (the "Purchase Price") for the Membership Interests will be Seven Hundred Twenty-Five Million and NO/100 DOLLARS ($725,000,000.00), subject to adjustment to the extent, if any, provided in paragraphs 3(e), 3(g), 4(c), 6, 7(b) and 30 hereof. The Purchase Price will be paid at the Closing (as hereinafter defined) (a) by the execution and delivery by Purchaser to Seller of one or more installment promissory notes issued in conformity with the requirements of, and subject to the terms and provisions set forth in, Exhibit D attached hereto (collectively the "Installment Note") in the original principal amount of Five Hundred Million and NO/100 Dollars ($500,000,000.00), and (b) by wire transfer of the balance of the Purchase Price in immediately available funds to an account designated by Seller.

         3. Closing.

                  (a) The execution and delivery of the documents and instruments for the consummation of the purchase and sale pursuant hereto (the "Closing") will take place at 10:00 a.m., local time, on October 15, 1999 at the offices of Seller's counsel, Sutherland Asbill & Brennan LLP, at 999 Peachtree Street, NE, Atlanta, Georgia, subject to any extension expressly provided for in this Agreement, or such earlier date and time, and/or such other location, as may be mutually agreeable to Seller and Purchaser.

                  (b) On the date of Closing, Seller shall at its sole cost and expense, amend the Constituent Documents (as defined herein) to withdraw as the sole member of the LLC and to admit Purchaser as the sole member of the LLC. Further, Seller shall on the date of Closing and from time to time thereafter at Purchaser's request and without further consideration, execute and deliver to Purchaser such instruments of transfer, conveyance and assignment as Purchaser shall reasonably request to transfer, convey and assign absolute, full, complete and marketable title to the Membership Interests to Purchaser.

                  (c) On or before the date of Closing, Seller will execute and/or deliver to LLC (i) special or limited warranty deeds (warranting only against claims arising by, through or under Seller) conveying the Owned Real Property to LLC subject only to the Permitted Encumbrances (as hereinafter defined) (the "Deeds"), (ii) assignment and assumption agreements, in form and substance reasonably satisfactory to Purchaser and Seller, pursuant to which Seller will assign to

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LLC all of Seller's right, title and interest under the Real Property Leases and the Incidental Leases, subject to the Permitted Encumbrances (as hereinafter defined), and LLC will assume and agree to pay and perform all of Seller's obligations and duties under the Real Property Leases and the Incidental Leases (the "Assignments"), (iii) an affidavit as to the non-foreign status of Seller pursuant to Section 1445 of the Internal Revenue Code, as amended, (iv) evidence, reasonably satisfactory to Purchaser and LLC's title insurer, with respect to the power and authority of Seller to enter into and consummate this Agreement and the transactions contemplated hereby and of the persons executing documentation on behalf of Seller, and (v) any and all files, documents, instruments and other items used by Seller in connection with the operation, management, use and research of the Property, including, without limitation, all working files, aerial photographs, technical, research, administrative and operations data. With the consent of Purchaser (not to be unreasonably withheld), Seller shall be permitted to provide Purchaser copies of certain of such files, documents, instruments and other items and to retain the originals thereof for Seller's own use if such originals are necessary or useful to Seller in connection with open tax years, pending tax controversies, pending litigation, pending contracts or similar ongoing matters. Notwithstanding any assignment of this Agreement which may occur prior to Closing, Jefferson Smurfit Corporation (U.S.) will execute and deliver to Purchaser (i) a Timber Cutting Agreement in the form attached hereto as Exhibit E (the "Timber Agreement"), and
(ii) a Seedling Supply Agreement in substantially the form attached hereto as Exhibit F (the "Seedling Agreement").

                  (d) At the Closing, Purchaser will execute and/or deliver to Seller (i) the Installment Note and any related note purchase agreement or similar agreement which may be executed by the parties pursuant to the provisions of Exhibit D attached hereto, (ii) the Assignments, (iii) the Timber Agreement, (iv) the Seedling Agreement, and (v) evidence, satisfactory to Seller, with respect to the power and authority of Purchaser to enter into and consummate this Agreement and the transactions contemplated hereby and of the persons executing documentation on behalf of Purchaser. Notwithstanding any assignment of this Agreement which may occur prior to Closing, Rayonier Inc. and Purchaser shall execute and deliver to Seller and Jefferson Smurfit Corporation (U.S.) at Closing a written agreement (which will include customary representations, warranties and indemnifications concerning the accuracy of the information provided by Rayonier Inc. and Purchaser) reasonably acceptable to Purchaser and Seller pursuant to which Rayonier Inc. and Purchaser shall agree to cooperate in good faith with Seller and Jefferson Smurfit (U.S.) in Seller's obtaining the "Loan" (as defined in Exhibit D) by (i) making their respective management teams available to answer questions, to meet with prospective note purchasers and to otherwise assist in Seller's obtaining the Loan, and (ii) by preparing and making available such books, records and other information regarding their respective companies as may be reasonably necessary to such effort. Purchaser and Rayonier Inc. also covenant and agree to cooperate in good faith with Seller and Jefferson Smurfit Corporation (U.S.) in such effort in the manner described above at all times after the Effective Date through the date of Closing.

                  (e) In addition, Purchaser will deliver to Seller, and Seller will deliver to Purchaser, favorable opinions from their respective general counsel as to the due authorization, execution and enforceability of this Agreement and all other agreements, contracts and instruments

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delivered pursuant to this agreement, said opinions to be in substantially similar form. The parties also agree to do such other acts and execute and deliver such other documents and instruments as are reasonably necessary for the consummation of the transactions contemplated hereby.

                  (f) Prior to the date of Closing, Seller shall have the unrestricted right to harvest any and all of the pine timber on those portions of the Real Property identified and described on Exhibit G attached hereto (the "Reserved Timber"); provided, however, that Seller's rights to the Reserved Timber shall be limited to harvesting up to 1,351,445 tons of the Reserved Timber between July 1, 1999 and the end of the Reserved Timber Cutting Period (as hereinafter defined). In the event Seller fails or elects not to harvest all or any portion of the Reserved Timber prior to the date of Closing, Seller shall have the right, pursuant to the provisions of the Timber Agreement, to continue to enter upon the Real Property and to harvest all or any portion of the Reserved Timber during the period commencing on the date of Closing and ending at midnight on December 31, 1999 (the "Reserved Timber Cutting Period"); provided, however, if Seller shall have failed to cut all of the Reserved Timber prior to the expiration of the Reserved Timber Cutting Period as the result of fires, adverse weather conditions, temporary loss of access or other conditions beyond the reasonable control of Seller, Seller shall have the one-time right to extend the expiration of the Reserved Timber Cutting Period until March 31, 2000, by delivering written notice of such extension to Purchaser on or before December 15, 1999; provided further, however, that with respect to the timber covered by the "MONY Timber Agreement" described on Exhibit G hereto, the Reserved Timber Cutting Period shall expire on April 14, 2000.

                  (g) Seller, for itself and its successors and assigns, hereby reserves, and the Deeds, as applicable, shall contain reservations by Seller of, all of the right, title and interest of Seller in and to any and all oil, gas, and fugitive hydrocarbons lying 300 feet or more below the surface level of all portions of the Owned Real Property located in the State of Alabama (the "Reserved Minerals"), together with full rights and easements for ingress and egress and use on, over, across and through such Owned Real Property for purposes of testing or exploring for, drilling for, quarrying, mining, producing, removing, transporting and owning any or all of the Reserved Minerals and for performing all such acts as may be necessary or desirable in connection therewith (collectively, the "Reserved Minerals Access"), and together with all royalty interests, royalties, bonuses, rental and other rights with respect to the Reserved Minerals. Notwithstanding the above, to act upon its rights set forth in this paragraph, (i) Seller must provide reasonable advance written notice to LLC prior to any exercise of the Reserved Minerals Access; (ii) Seller must exercise its Reserved Mineral Access in a manner designed to minimize to the extent reasonably possible any damage to, or interference with LLC's operation of its business on, the Real Property; (iii) Seller must reimburse LLC the fair market value of any timber or other improvements located on the Real Property which are damaged as the result of Seller's exercise of its Reserved Mineral Access; and (iv) Seller must defend, indemnify and hold harmless LLC and its successors, successors-in-title and assigns from any and all losses, liabilities, damages, costs and expenses (including, without limitation, reasonably restoring the Owned Real Property to its pre-Reserved Minerals Access condition, and interest, penalties and reasonable attorneys' fees and disbursements, including fees

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and expenses arising from the enforcement of this provision) based upon, arising out of or otherwise in respect of Seller's Reserved Minerals Access.

                  (h) Seller and Purchaser acknowledge that each of the Real Property Leases listed as Gilder 41, Oliver and Fuqua requires the consent of the lessor(s) thereunder to the assignment thereof. Seller agrees that it will use reasonable, good faith efforts to obtain the consent of the lessor(s) under each of such three Real Property Leases to the assignment thereof from Seller to LLC. If Seller fails to receive any such consent prior to the Closing, then Purchaser and Seller may elect to negotiate in good faith in an attempt to structure an indemnity, a sublease, a timber supply agreement or similar agreement or arrangement acceptable to Purchaser in its sole discretion which does not require the consent of the lessor(s) under said leases and which will transfer to LLC the economic and operational benefits of said leases. In the event the parties are unwilling or unable to structure such an agreement or arrangement, then each of Seller and Purchaser by written notice to the other shall have the right to delete the Real Property Lease with respect to which such consent was not obtained from the Real Property Leases to be assigned by Seller to LLC at the Closing. In such event, the Purchase Price shall be reduced by the following amounts:

                           Gilder 41        -        $9,151,400.00
                           Oliver           -        $3,810,800.00
                           Fuqua            -        $1,890,500.00

                  (i) Seller covenants and agrees to use its best efforts to prepare financial statements in accordance with GAAP and in accordance with Regulation S-X of the Securities and Exchange Commission for Seller's "Timber Harvesting and Marketing Business" being acquired by Purchaser for the most recent three (3) fiscal years ending prior to the date of the Closing, in such form that such statements can be audited by Ernst & Young LLP, Seller's independent certified public accountants, and to cause such accountants to issue to Seller an unqualified opinion with respect to such financial statements (such statements and related opinions being hereinafter referred to as the "Audited Financial Statements"). Seller shall, within three (3) business days after the date of this Agreement, engage Ernst & Young LLP for that purpose, and shall direct Ernst & Young LLP to use its best efforts to assist in the preparation of the Audited Financial Statements so that the Audited Financial Statements can be completed and delivered to Purchaser not later than the date of Closing. Such engagement shall include the consent of Ernst & Young LLP that the Audited Financial Statements may be relied upon by Purchaser and Rayonier Inc., and their respective underwriters (a) to prepare and file reports under the Securities and Exchange Act of 1934, as needed, and (b) in connection with any financing or public offering of securities by Purchaser or Rayonier Inc. or any of their respective affiliates. Purchaser may, at its option and expense, engage its own certified public accountants, Arthur Andersen LLP, to monitor and review the progress of the production of the Audited Financial Statements. The delivery of the Audited Financial Statements shall be an express condition of Purchaser's obligation to close the purchase and sale transaction contemplated hereunder, and the Closing shall be extended as necessary, up to and including December 1, 1999, to permit Seller to obtain and deliver the Audited Financial Statements; provided, however, Purchaser may, at any time during the period of such extension,

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waive by written notice to Seller the condition that Seller obtain and deliver the Audited Financial Statements, in which case the parties shall close the purchase and sale transaction as promptly as practical after the delivery of such notice, but in no event more than fifteen (15) days after such delivery. In the event that Seller, after employing its best efforts to procure the Audited Financial Statements, is unable to obtain and deliver them by December 1, 1999, then either Seller or Purchaser may terminate this Agreement by delivering written notice of such termination to the other, whereupon no party will have any further rights or obligations hereunder, except as may otherwise be expressly provided herein; provided however, Seller's right to rely on its failure to provide the Audited Financial Statements as grounds to terminate this Agreement shall be conditioned upon delivery to Purchaser of a letter signed by Ernst & Young LLP that, after examination of books and records pertaining to Seller's "Timber Harvesting and Marketing Business" being acquired by Purchaser and exhausting all reasonable efforts, it is the opinion of Ernst & Young LLP that it is not possible to prepare the Audited Financial Statements, and giving the reasons therefor; and provided further, Seller's right to terminate the Agreement under this sentence shall be also be conditioned on Seller not being in material default under any provision of this Agreement.

                  (j) From and after the Effective Date and continuing after the Closing, Seller shall provide to Purchaser and Rayonier Inc. such unaudited financial statements and other financial information pertaining to the "Timber Harvesting and Marketing Business" being acquired by Purchaser, covering the period included in the Audited Financial Statements, as well as the period commencing with the fiscal year in which Closing occurs until the date of Closing, as may reasonably be required (A) to prepare and file reports under the Securities Exchange Act of 1934, as amended, and (B) in connection with any financing or public offering of securities by Purchaser or Rayonier Inc. or any of their respective affiliates. The provisions of this paragraph shall survive the Closing.

         4.       Title.

                  (a) Seller agrees to convey to LLC fee simple title to the Owned Real Property and to assign to LLC the Real Property Leases covering the Leased Real Property, free and clear of all liens, claims and encumbrances created by Seller, except for the matters set forth on Exhibit H attached hereto (the "Permitted Encumbrances").

                  (b) Purchaser acknowledges that Seller has made available to Purchaser, for Purchaser's review, certain title insurance commitments relating to the Real Property, as listed on Exhibit I attached hereto (the "Title Commitments"). Within ten (10) days after the Effective Date, Purchaser shall give written notice to Seller of any Title Objections (as hereinafter defined) disclosed by the Title Commitments which are unacceptable to Purchaser. If Purchaser fails to give any such notice with respect to any Title Objections which are disclosed in the Title Commitments on or prior to the aforesaid date, then Purchaser shall be deemed to have waived such Title Objections. Thereafter, Purchaser may have Seller's title to the Real Property re-examined at any time and from time to time up to and through the date of Closing, and may give Seller written notice

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of any additional Title Objections which were not of record as of the effective date of Purchaser's prior title examination. For purposes of this Agreement, the term "Title Objections" shall mean any mortgages, deeds of trust, liens, financing statements, security interests, easements, leases, rental agreements, licenses, restrictive covenants, agreements, options, claims, clouds, encroachments, rights, taxes, assessments, mechanics' or materialmen's liens (inchoate or perfected), liens for federal or state estate or inheritance taxes, and other encumbrances of any nature whatsoever, whether existing of record or otherwise, together with any and all matters of any kind or description, including, without limitation, matters of survey and any litigation or other proceedings affecting Seller and which affect title to the Real Property or the right, power and authority of Seller to convey fee simple, marketable and insurable title to the Real Property to Purchaser in accordance with the terms of this Agreement, other than the Permitted Encumbrances.

                  (c) Upon receipt of a Title Objection notice hereunder, Seller shall have ten (10) business days within which to notify Purchaser in writing whether, in its sole discretion, it will: (i) remediate the Title Objection;
(ii) indemnify Purchaser for the Title Objection, subject to reasonable time and dollar limits given the nature and extent of such Title Objection and such written indemnity, in form and content reasonably acceptable to Purchaser, shall be delivered to Purchaser by Seller at Closing (the "Indemnity Letter"), (iii) reduce the Purchase Price in an amount equal to the diminution in value of the affected portion of the Real Property encumbered by the Title Objection, or (iv) delete from the Real Property the portion of the Real Property affected by the Title Objection, whereupon the Purchase Price shall be reduced by the value of such deleted portion of the Real Property. With respect to the alternatives set forth in clauses (iii) and (iv) above, Seller shall deliver to Purchaser a good faith estimate of the diminution in value of that portion of the Real Property affected by the Title Objection, or the value of the portion of the Real Property to be deleted, as applicable, which amount shall be subject to the approval of Purchaser, such approval not to be unreasonably withheld, conditioned or delayed. In the event Seller and Purchaser are unable to agree upon the amount by which the Purchase Price should be reduced in connection with the Title Objection, the question of such value shall be submitted for determination in accordance with the provisions of paragraph 25. Should Seller conclude in good faith that Purchaser's Title Objection is not authorized pursuant to the terms of this Agreement, then Seller shall, within ten (10) business days of receipt of Purchaser's notice, notify Purchaser of its disagreement. Similarly, should Purchaser conclude in good faith that Seller's attempted remediation of Purchaser's Title Objection was not successful, Purchaser shall notify Seller of its disagreement. In either event, Purchaser shall have the right to: (i) accept the title as is and waive Purchaser's Title Objection; or (ii) proceed to Closing but seek a determination as to the merits of Purchaser's Title Objection with any dispute to be determined in accordance with the provisions of paragraph 25. Any reasonably disputed amounts shall be escrowed by Purchaser in a separate interest-bearing account or other investment satisfactory to Purchaser and Seller with the parties proceeding to Closing.

                  (d) In the event Seller chooses to remediate the Title Objections, the transactions contemplated hereby shall close, subject to the other terms and conditions of this Agreement, and, in such event, Seller shall undertake the remediation at its sole cost and expense (including, without limitation, any incremental title insurance cost or premium associated therewith). A Title Objection

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shall be deemed remediated when and if Purchaser's title insurance company agrees in writing to insure against the defect either by removing the defect from its Title Commitment or by affirmatively agreeing in writing to insure against the defect. Purchaser shall waive all objection and accept any such remediated defects that Purchaser identified as Title Objections. Seller shall bear all costs of remediating any Title Objection pursuant to this paragraph 4.

                  (e) Purchaser shall have the absolute right to terminate this Agreement if the total acreage of the Real Property affected by Title Objections pursuant to this paragraph 4 and not subsequently waived by Purchaser within ten
(10) days prior to the date of Closing, exceeds 150,000 acres.

                  (f) At or prior to the Closing, Seller will cause any monetary liens, mortgages, deeds to secure debt and deeds of trust encumbering the Owned Real Property or Seller's leasehold interest in the Leased Real Property to be satisfied or otherwise removed.

                  (g) Except for the Reserved Timber and except for the Permitted Encumbrances, so long as this Agreement remains in force, Seller will not lease, encumber or convey all or part of the Property or any interest therein, without the prior written consent of Purchaser.

                  (h) Seller agrees that it will take such action and deliver such indemnities, affidavits and agreements as may be reasonably necessary or appropriate to cause the LLC's title insurer to (i) issue a "non-imputation endorsement" in favor of LLC in form and substance reasonably acceptable to Purchaser to ensure that no knowledge of Seller or its officers, managers, members or shareholders shall be imputed to the LLC for purposes of determining coverage under the LLC's title insurance policies; and (ii) to delete its standard creditors rights exception to coverage.

         5. Inspection; Sale "AS IS". (a) Purchaser and its agents and representatives will have the right prior to the Closing to enter upon and to inspect the Real Property, including the right to examine, survey and perform timber cruises, environmental assessments and other tests or surveys which it may deem necessary or advisable. Purchaser shall give reasonable advance notice to Seller's Vice President and General Manager, John Davis (Phone: 904-277-5816) prior to any such entry on the Real Property, which notice shall include (i) a reasonably detailed description of the scope of the examination, survey, timber cruises, environmental assessments or other test or surveys which Purchaser intends to conduct on or about the Real Property, (ii) the identity of the consultant or agent which will be entering the Real Property on Purchaser's behalf, and (iii) the date of such consultant's or agent's initial entry upon the Real Property. Thereafter, Purchaser shall keep Seller's General Manager progressively advised as to the status of the activities being performed on the Real Property. Seller shall have the right to have a representative of Seller accompany Purchaser or its agents or representatives during any such entry on the Real Property. Subject to the requirements of applicable laws, rules and regulations, Purchaser will not discuss with or disclose to any governmental authority the results of any report, test, examination or assessment conducted by or on behalf of Purchaser with respect to the Real Property unless and until the written consent of Seller to such discussion or disclosure has been received by Purchaser. Purchaser will deliver to

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Seller, promptly upon Purchaser's receipt thereof, complete copies of all final results, reports and other information in connection with any inspection, examination, test, survey, cruise or assessment performed by or for Purchaser. Purchaser's entry upon the Real Property pursuant to this paragraph shall be at Purchaser's own risk, and Seller, its affiliates, officers and employees shall not be responsible to Purchaser or to any person claiming through or under Purchaser for injury, loss or damage, whether to person, including death arising therefrom, or property suffered by Purchaser or any such person on the Real Property from any cause whatever. Purchaser hereby agrees to indemnify and hold Seller harmless from and against any and all damages, liens, losses, liabilities, claims, costs and expenses (including, without limitation, attorneys' fees and court costs) caused by said inspections, examinations, tests, surveys, cruises and assessments. The foregoing indemnification provision will survive the Closing and will survive any termination of this Agreement.

                  (b) Seller agrees to make available to Purchaser, at Seller's offices in Fernandina, Florida or Stone Mountain, Georgia, for reviewing and copying by Purchaser at Purchaser's expense, copies of various materials relating to the Property, including maps, aerial photographs, surveys, timber inventory data, harvest schedules, the Real Property Leases, the Incidental Leases, the Title Commitments and other title materials.

                  (c) Except for the special or limited warranty to be included in the Deeds and except for the warranties, representations and indemnities and related agreements expressly made by Seller in this Agreement, Purchaser acknowledges and agrees as follows: (i) Purchaser is purchasing and Seller is selling the Property (by way of the purchase and sale of the Membership Interests) "AS IS", "WHERE IS" and "WITH ALL FAULTS"; (ii) Seller has not made, does not make and specifically disclaims any representations, warranties, guaranties, commitments, promises or agreements of any kind, express or implied, with respect to the Property, including, without limitation, governmental regulations, requirements or constraints, site or physical conditions, condition of the Property, matters affecting use or occupancy, profitability, volumes, age classes, species, merchantability, yields, acreage, access, availability, quantity or quality of water, environmental compliance, prospects for future improvements or future development, economic feasibility, marketability or any other matter relating to the Property except as otherwise set forth herein;
(iii) Purchaser is relying on Purchaser's independent investigations and examinations relating to the Property; and (iv) Purchaser (for itself and, from and after the date of Closing, for the LLC as owner of the Property) waives, and releases Seller from, any and all claims, liabilities, losses, damages, costs and expenses, whether known or unknown, or foreseen or unforeseen, with respect to the condition of the Property, other than the "Permitted Environmental Claims," as hereinafter defined. For purposes of this Agreement, the term "Permitted Environmental Claims" shall mean, subject to the limitations provided in the following sentence, any and all claims, liabilities, losses, damages, costs and expenses, whether known or unknown, or foreseen or unforeseen with respect to the condition of the Property arising under or with respect to any Environmental Laws (as hereinafter defined). Notwithstanding the foregoing, Purchaser's right to assert or seek recovery of any Permitted Environmental Claims shall be limited as follows: (i) after the fifth (5th) anniversary of the Closing hereunder, Purchaser may not assert or seek recovery of

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any Permitted Environmental Claims, unless said claims arise under or with respect to (A) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 USC Section 9601, et seq., as amended ("CERCLA"), (B) any act similar or analogous to CERCLA which is adopted by the States of Georgia, Alabama and/or Florida, and/or (C) any other Environmental Laws (as hereinafter defined), but, with respect to the provisions of this clause (C) only, only to the extent related to or arising out of the acts or omissions of Jefferson Smurfit Corporation (U.S.) and its agents, affiliates, contractors and/or employees during its period of ownership of the Real Property, (ii) Seller shall have no liability to Purchaser with respect to any Permitted Environmental Claims until the aggregate amount of all such claims, plus the aggregate amount of all of Purchaser's Losses under paragraph 6(b), plus the aggregate amount of all losses by Purchaser for all breaches by Seller of warranties and representations provided for in paragraph 8(c) exceeds the sum of $5,000,000.00, and then only for the amount by which such claims exceed such sum; and (iii) in no event will Seller's aggregate liability for Permitted Environmental Claims under this paragraph plus all of Purchaser's Losses under paragraph 6(b) plus the aggregate amount of all losses by Purchaser for all breaches by Seller of warranties and representations provided for under paragraph 8(c), exceed $200,000,000.00. The provisions of this paragraph 5(c) will survive the Closing and will survive any termination of this Agreement.

         6.       Environmental Assessment.

                  (a) Within forty-five (45) days from the Effective Date, Purchaser may conduct an environmental assessment of the Real Property utilizing an environmental consultant of Purchaser's choice; provided, however, Purchaser shall have the right to extend the aforesaid forty-five (45) day period for a period not to exceed fifteen (15) days upon delivery to Seller of written notice of the exercise of such extension right not later than the expiration of said forty-five (45) day period. If the environmental assessment obtained or conducted by Purchaser reveals any Environmental Contamination on or under any portion of the Real Property and if, in the good faith professional judgment of Purchaser's environmental consultant the Environmental Contamination could reasonably be expected to cost in excess of $50,000.00 per Environmental Contamination in any one area or, in the aggregate, in excess of $250,000.00 within any "Block" (as designated on Seller's internally prepared Block Maps, copies of which have been made available to Purchaser for its review and use) to investigate and remediate, Purchaser shall notify Seller in writing within such forty-five (45) day period (as the same may be extended, as provided above) identifying with reasonable specificity the Environmental Contamination and exercising the right, at Purchaser's election, to do the following: (i) if such portion is Owned Real Property, then Purchaser may delete such portion or "Block," as applicable, from the Real Property; or (ii) if such portion is Leased Real Property, then Purchaser may delete the Real Property Lease covering such portion or "Block," as applicable (and all of the Leased Real Property covered by such Real Property Lease shall be deemed deleted from the Real Property). If Purchaser makes a timely election under either of clauses (i) or
(ii) of the preceding sentence, then the Purchase Price will be reduced by an amount equal to the value (assuming no Environmental Contamination) of such deleted portion of Owned Real Property or the value (assuming no Environmental Contamination) of Seller's leasehold interest under such deleted Real Property Lease, as the case may be, as mutually agreed upon by

Purchaser and Seller, or if Purchaser and Seller are unable to agree within fifteen (15) days after Seller's receipt of Purchaser's election notice, then such value and the amount of such reduction will be determined pursuant to paragraph 25 below; provided, however, if the sum of the values of all such deletions under this paragraph 6, plus the values of all portions of the Real Property deleted pursuant to paragraph 4(c) above, plus the value of all portions of the timber which are damaged or destroyed by fire, insect infestation or other casualty (paragraph 7(b) below) and the values of all portions of the Real Property which are taken or to be taken by condemnation or eminent domain (paragraph 7(c) below), exceeds fifteen percent (15%) of the Purchase Price, then Purchaser may terminate this Agreement by promptly giving written notice of such termination to Seller, whereupon no party hereto will have any further rights or obligations hereunder, except as may otherwise be expressly provided herein, and any determinations of such values will be mutually agreed upon by Purchaser and Seller, or if Purchaser and Seller are unable to agree, then such values will be determined pursuant to paragraph 25 below. The date of Closing will be extended to the extent necessary to permit any determination(s) of value pursuant to this paragraph.

                  (b) Subject to the limitations set forth below in Paragraph 6(c), Seller agrees to indemnify, defend and hold harmless Purchaser and LLC (and their respective directors, partners, members, officers, employees, shareholders, successors and assigns) from and against all losses, liabilities, damages, costs and expenses (including, without limitation, interest, penalties and reasonable attorneys' fees and disbursements, including fees and expenses arising from the enforcement of rights under this Agreement) ("Losses") actually incurred by Purchaser, LLC or any of such other indemnified parties based upon, arising out of or otherwise in respect of: (i) any Environmental Contamination (as hereinafter defined) on, in, about or under the Real Property on or prior to Closing which is not disclosed in writing by Seller or in the environmental assessments obtained by Seller prior to Closing, and (ii) any Environmental Contamination on, in, about or under the Real Property that originates from any of the sites identified on Seller's "Carve-out Sites" document dated April 26, 1999, and any sites deleted by Purchaser pursuant to paragraph 6(a).

                  For purposes of this Agreement, the term "Hazardous Material" means any chemical, compound, constituent, material, waste, contaminant or other substance (including petroleum and petroleum derived substances or wastes) as defined in or regulated by any Environmental Laws (as hereinafter defined). "Environmental Contamination" means any release, spill, emission, leak, injection, deposit, disposal, discharge, dumping, dispersal, leaching, migration or the presence (collectively, "Release") of Hazardous Materials, including the movement of Hazardous Materials through groundwater. Environmental Laws mean any federal, state and local laws (including common law), regulations or other legal requirements relating to the protection of the environment, natural resources, pollution control, hazardous materials or human health.

                  At Purchaser's discretion, any exception to the representations or warranties set forth in paragraphs 8(a)(vi)(K)-(O) shall be handled either under paragraph 6(a) or 6(b).

                  (c) The indemnification obligations set forth in paragraph 6(b) above shall be subject to the following limitations: (i) the indemnification obligations shall survive the Closing but shall expire and be of no further force or effect whatsoever as of the fifth
(5th) anniversary of the date of Closing, except to the extent, if any, that Purchaser has given to Seller, prior to expiration of the five-year period, written notice of specific indemnifiable Losses and (ii) the limitations set forth in paragraph 8(d)(ii) and (iii).

         7.       Condition of Property; Damage; Condemnation.

                  (a) Seller agrees that at the Closing the Property will be in the same condition as exists on the Effective Date hereof, subject to natural wear and tear, to condemnation, casualties and other circumstances beyond Seller's control, to Seller's use, operation and management of the Property in the ordinary course of business, and to harvesting, cutting and removal of the Reserved Timber.

                  (b) If at any time prior to the Closing, any material portion of the timber which is included as part of the Real Property is destroyed or damaged by fire, insect infestation or other casualty, then the Purchase Price will be reduced by an amount equal to the value of the portions of such timber so damaged or destroyed as mutually agreed by Seller and Purchaser, or if Seller and Purchaser are unable to agree within fifteen (15) days after Purchaser's receipt of notice of the occurrence of such damage or destruction, such value and the amount of such reduction will be determined pursuant to paragraph 25 hereof; provided, however, if the sum of the values of all portions of such timber so damaged or destroyed, plus the values of all deletions pursuant to paragraphs 4(c) and 6 above and the values of all portions of the Real Property which are taken or to be taken by condemnation or eminent domain (paragraph 7(c) below), exceeds fifteen percent (15%) of the Purchase Price, then Purchaser may terminate this Agreement by promptly giving written notice of such termination to Seller, whereupon no party hereto will have any further rights or obligations hereunder, except as may otherwise be expressly provided herein, and any determinations of such values will be mutually agreed upon by Purchaser and Seller, or if Purchaser and Seller are unable to agree, then such values will be determined pursuant to paragraph 25 below. The date of Closing will be extended to the extent necessary to permit any determination(s) of value pursuant to the preceding sentence.

                  (c) If at any time prior to the Closing, any action or proceeding is filed or threatened under which any material portion of the Real Property is or may be taken pursuant to any law, ordinance or regulation by condemnation or the right of eminent domain, then Purchaser and Seller will proceed with the purchase and sale of the Property (excluding any portion thereof so taken prior to Closing) pursuant to this Agreement, notwithstanding such action or proceeding, and the Purchase Price will not be reduced, but Purchaser will be entitled to receive all proceeds of any awards paid or payable to Seller with respect to such taking; provided, however, if the sum of the values of all portions of the Real Property so taken or to be taken, plus the values of all deletions pursuant to paragraphs 4(c) and 6 above and the values of all portions of the timber which are damaged or destroyed by fire, insect infestation or other casualty (paragraph 7(b) above), exceeds fifteen percent (15%) of the Purchase Price, then Purchaser may terminate this Agreement by promptly giving written notice of such termination to Seller, whereupon no party hereto will have any further rights or obligations hereunder, except as may otherwise be expressly provided herein, and any determinations of such values will be mutually agreed upon by Purchaser and Seller, or if Purchaser and Seller are unable to agree, then such values will be determined pursuant to paragraph 25 below. The date of Closing will be extended to the extent necessary to permit any determination(s) of value pursuant to the preceding sentence.

         8.       Warranties and Representations.

                  (a) Seller hereby warrants and represents to Purchaser as follows:

                           (i) Seller is a corporation duly formed and validly existing under the laws of the State of Delaware and is duly qualified to do business in the States of Alabama, Florida and Georgia, and Seller has the full capacity, power and authority to enter into this Agreement and fully perform its obligations hereunder.

                           (ii) This Agreement and the performance hereof by Seller will not contravene any law or contractual restriction binding on Seller.

                           (iii) No consent, approval, order or authorization of any court or other governmental entity is required to be obtained by Seller in connection with the execution and delivery of this Agreement or the performance hereof by Seller, except for any filing required under the HSR Act (as hereinafter defined).

                           (iv) This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors' rights generally and the discretion of the courts with respect to equitable remedies.

                           (v) Seller warrants, represents and covenants the following with respect to the LLC:

                                    (A) The LLC shall, as of the date of
                  Closing, be a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and shall be duly qualified to do business in the States of Alabama, Florida and Georgia, and shall have the full capacity, power and authority to fully perform its obligations under this Agreement.

                                    (B) Seller shall, as of the date of Closing,
                  be the record owner and shall hold legal title to all of the Membership Interests. Such Membership Interests shall be validly issued, fully paid and nonassessable, and shall be free and clear of any liens, claims, charges, rights of first refusal or other encumbrances of any nature whatsoever. Other than such Membership Interests, Seller shall own no securities of the LLC or any right of any kind to have any such security issued. Upon the amendment of the Constituent Documents pursuant to paragraph 3(b) hereof, Seller shall have transferred to Purchaser good and valid title to all Membership Interests owned by Seller, free and clear of any liens, claims, charges, rights of first refusal or other encumbrances of any nature whatsoever. Seller shall have the exclusive right, power and authority to vote such Membership Interests owned by Seller. Seller covenants that at Closing it shall not be a party to or bound by any agreement affecting or relating to Seller's right to transfer or vote the Membership Interests owned by Seller. Seller covenants that it shall not, nor shall it cause the LLC to, issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into an arrangement or contract with respect to the issuance or sale of any of the securities of the LLC or rights or obligations convertible into or exchangeable for any Membership Interests or other securities of the LLC or make any changes (by split-up, combination, reorganization or otherwise) in the capital structure of the LLC.

                                    (C) Seller covenants and agrees with
                  Purchaser that the terms of the articles of organization, operating agreement (if applicable) and other similar formation documents of the LLC (the "Constituent Documents") shall be prepared and filed (at the sole expense of Seller) in the form reasonably agreed upon by the parties hereto.

                                    (D) This Agreement and all documents
                  executed by Seller in connection with this Agreement which are to be delivered to Purchaser at Closing are, or at the time of Closing will be, duly authorized, executed and delivered by Seller, and are or at the Closing will be, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application affecting the enforcement of rights or remedies of creditors generally and the discretion of the courts with respect to equitable remedies. This Agreement and such documents do not and at the time of Closing will not violate any provisions of any agreement or judicial order to which Seller or the LLC is a party or by which it is bound.

                                    (E) As of the date of Closing, Seller shall
                  be the sole beneficial and legal owner of the Membership Interests, free and clear of any and all liens, claims, encumbrances and security interests, and will convey to Purchaser good title to the same free and clear of any and all liens, claims, encumbrances and security interests.

                                    (F) Seller does not, and at the time of
                  Closing will not, have any claim against the LLC.

                                    (G) As of the date of Closing, there shall
                  be no written or filed claims, demands, actions, suits or proceedings whatsoever pending or threatened against Seller with respect to the LLC or the Membership Interests.

                                    (H) On the date of Closing, the LLC will
                  have no liabilities of any nature whatsoever (whether express or implied, fixed or contingent, liquidated or unliquidated, known or unknown, accrued, due or to become due) other than arising under the Leases and the Permitted Exceptions, and Purchaser shall not be liable to pay, perform or discharge any such obligation or liability which may have arisen prior to the date of Closing.

                                    (I) As of the date of Closing, the LLC will
                  not have any employees.

                                    (J) Neither the Property nor the Membership
                  Interests constitute, in whole or in part the asset of any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

                                    (K) As of the date of Closing, the LLC shall
                  not have filed or be required to file any federal, state, county or local income, excise, sales, property, withholding, social security, franchise, license or information returns or other tax returns or reports.

                                    (L) At Closing, the LLC will own fee simple
                  title to the Owned Real Property and, subject to the provisions of paragraph 3(h), will have a valid leasehold interest in the Leased Real Property, free and clear of any and all liens, claims and encumbrances related thereto, other than Permitted Encumbrances.

                                    (M) At Closing, the Constituent Documents
                  shall not have been further modified or amended since the date of filing and shall be in full force and effect as of the date of filing.

                                    (N) As of the date of Closing, there shall
                  be no written or filed claims, demands, actions, suits or proceedings whatsoever pending or threatened against the LLC, and Seller shall not have received any notice, written or oral, of any claims, demands, actions, suits or proceedings whatsoever, pending or threatened, against the LLC.

                                    (O) Prior to Closing, the sole business of
                  the LLC shall be the ownership and leasing of the Property and activities directly related thereto.

                                    (P) For the period the LLC is in existence
                  prior to Closing up to and including the date of Closing, the LLC shall have been and will be disregarded as an entity under Treasury Regulations Section 301.7701.-3 (the "Regulations") and

                  Seller shall not have taken, and will not take, any action inconsistent with the treatment of the LLC as disregarded as an entity under the Regulations, including without limitation the filing of an election under the Regulations to treat the LLC as a corporation and not disregarded as an entity under the Regulations.

                           (vi) Except for the matters set forth on the Disclosure Schedule attached hereto as Exhibit J, Seller warrants and represents, in each case to Seller's knowledge, as follows:

                                    (A) Seller owns fee simple title to the
                  Owned Real Property, subject to the Permitted Encumbrances.

                                    (B) Seller has made available for
                  Purchaser's review at Seller's offices correct and complete copies of the Real Property Leases; the Real Property Leases are valid and subsisting agreements and are in full force and effect in accordance with their respective terms; and there are no existing defaults by Seller under any of the Real Property Leases.

                                    (C) Seller has made available for
                  Purchaser's review at Seller's offices representative copies of the Incidental Leases; to the extent that actual copies of the Incidental Leases have not been provided to Purchaser for its review, Seller hereby represents that all such Incidental Leases are in substantially the form of the representative copies previously made available to Purchaser; if and to the extent that Seller has inadvertently failed to list any Incidental Lease on Exhibit C hereto, Seller represents and warrants that any such additional Incidental Leases shall be in substantially the form of the representative copies previously made available to Purchaser; other than the Incidental Leases and the Permitted Encumbrances, there are no leases, subleases, contracts, licenses or permits (other than the oil, gas and mineral leases (the "OGM Leases") described on Exhibit K attached hereto which shall be retained by Seller) pursuant to which any person other than Seller has the right to use or occupy any of the Real Property; and there are no existing defaults by Seller under any of the Incidental Leases.

                                    (D) The Real Property is in compliance in
                  all material respects with all applicable statutes, ordinances, rules, regulations and orders of all federal, state and local governmental authorities having jurisdiction over the Real Property; and Seller has not received any notice from any such governmental authority of any material violation of any such statute, ordinance, rule, regulation or order relating to the Real Property.

                                    (E) No person other than Seller has any
                  right to conduct timbering operations on the Real Property or any right, title or interest in or to any standing timber located on the Real Property.

                                    (F) There is neither pending nor threatened
                  any legal action against Seller or involving the Real Property which could materially affect Purchaser or LLC after its acquisition of the Real Property or which could materially enjoin or restrict Seller's rights or ability to perform its obligations under this Agreement.

                                    (G) There are no management, service, or
                  brokerage agreements affecting the Real Property to which Seller is a party, or of which Seller has actual knowledge, that will create a liability for Purchaser or LLC, or a lien or charge upon the Real Property.

                                    (H) The Real Property Leases, the Incidental
                  Leases and the OGM Leases (which shall be retained by Seller)
                  (a) are all of the material contracts concerning the Real Property to which Seller is a party and (b) do not provide for management services by any person or entity to be rendered for the benefit of the Real Property.

                                    (I) Other than the Permitted Encumbrances,
                  there are no claims made by third parties pursuant to which Seller's title or estate or access to any portion of the Real Property is or has been challenged, and Seller is in undisputed possession of the Real Property.

                                    (J) Other than the Reserved Timber, Seller
                  has not harvested any timber on the Real Property that is represented as unharvested in the Seller's Land Data dated July 1, 1999.

                                    (K) Seller has not received notice of actual
                  or threatened liability under any Environmental Laws, and there are no facts or circumstances relating to the Real Property that would reasonably be expected to form the basis for the assertion of any claim against the Seller under any Environmental Laws or that would have a material adverse effect on the Real Property.

                                    (L) As relates to the Real Property, Seller
                  has not entered into, agreed to or contemplates entering into any consent decree or order under any Environmental Law, and Seller is not subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any Environmental Laws and the Real Property complies in all material respects with all applicable Environmental Laws.

                                    (M) The Real Property does not contain and,
                  during Seller's ownership or operation, has not contained, any underground storage tanks, landfills, surface impoundments or cattle dip vats and there has been no Release of any Hazardous Materials on or under the Real Property in violation of any Environmental Laws during Seller's ownership or operation.

                                    (N) Seller has made available to Purchaser
                  all existing environmentally related reports, test data, audits, assessments, correspondence, studies and investigation results relating to the Real Property.

                                    (O) There are no species currently listed by
                  the U.S. Fish and Wildlife Service as endangered or threatened species living on the Real Property which could have a material and adverse effect on Purchaser's ability to grow and harvest timber on the Real Property.

As used in this paragraph 8(a)(v), the term "Seller's knowledge" means only the present, actual knowledge of any one of John E. Davis (Seller's Vice President and General Manager), Merle Conkin (Seller's Land Manager), Kim Lloyd (Seller's Land Operations Manager), Joe Parsons (Seller's Technical Director) or Jim Kauffman (Seller's Land Forester), without any duty or obligation to undertake or make any due diligence, inquiry or investigation. At Closing, Seller shall deliver to Purchaser a certificate executed by Seller in favor of Purchaser reaffirming or updating, as the case may be, the representations and warranties set forth in paragraph 8(a) above; provided, however, that the delivery of any supplemental disclosure pursuant to this sentence shall not cure any material breach of any representation or warranty requiring disclosure of such matter prior to or on the date of this Agreement or otherwise limit or affect the determination of the satisfaction of the condition to deliver such certificate.

                  (b) Purchaser hereby warrants, represents and covenants to Seller as follows:

                           (i) Purchaser is a corporation duly formed and validly existing under the laws of the State of North Carolina and has full capacity, power and authority to enter into this Agreement and fully perform its obligations hereunder.

                           (ii) This Agreement and the performance hereof by Purchaser will not contravene any law or contractual restriction binding on Purchaser.

                           (iii) No consent, approval, order or authorization of any court or other governmental entity is required to be obtained by Purchaser in connection with execution and delivery of this Agreement or the performance hereof by Purchaser, except for any filing required under the HSR Act (as hereinafter defined).

                           (iv) This Agreement and all documents executed by Purchaser in connection with this Agreement which are to be delivered by Purchaser at Closing are, or at the time of Closing will be, duly authorized, executed and delivered by Purchaser, and are or at the Closing will be, the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, subject to applicable bankruptcy, insolvency and other laws of general application affecting the enforceability of creditors' rights generally and the discretion of the courts with respect to equitable remedies. This

         Agreement and such documents do not, and at the time of Closing will not, violate any provisions of any agreement or judicial order to which Purchaser is a party or by which it is bound.

                           (v) Purchaser intends to own, operate and manage the Real Property for use in its ongoing business operations.

                           At Closing, Purchaser shall deliver to Seller a certificate executed by Purchaser in favor of Seller reaffirming or updating, as the case may be, the representations and warranties set forth in this paragraph 8(b); provided, however, that the delivery of any supplemental disclosure pursuant to this sentence shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to or on the date of this Agreement or otherwise limit or affect the determination of the satisfaction of the condition to deliver such certificate.

                  (c) Subject to the limitations set forth in paragraph 8(d) below, Seller and Purchaser each agrees to indemnify and hold harmless the other from any damage, loss, liability, expense, cost and claim (including, without limitation, attorneys' fees and court costs) incurred by or asserted against the indemnified party as a result of the breach by the indemnifying party of any warranty or representation set forth in this paragraph 8.

                  (d) The indemnification obligations set forth in paragraph 8(c) above shall be subject to the following limitations: (i) such indemnification obligations will survive the Closing, but will expire and be of no further force and effect whatsoever (A) as to the representations and warranties set forth in paragraphs 8(a)(i) through (v), 8(a)(vi)(A) through (J), and 8(b)(i) through (v), on the date which is eighteen (18) months from the date of Closing, and (B) as to the representations and warranties set forth in paragraphs 8(a)(vi)(K)-(O) on the date which is five (5) years from the date of Closing, except to the extent, if any, that Seller or Purchaser, as the case may be, has given to the other party, prior to expiration of such eighteen-month period, or five-year period, as the case may be, written notice of a specific claim of a breach by such other party of a warranty or representation set forth in this paragraph 8; (ii) neither Seller nor Purchaser will have any liability for indemnification under paragraph 8(c) and Seller will have no liability for Permitted Environmental Claims under paragraph 5(c) or for indemnification under paragraph 6(b) until the aggregate amount of all losses by the indemnified party for all breaches by the indemnifying party of warranties and representations set forth in paragraph 8(c) plus, as to Seller, all Permitted Environmental Claims under paragraph 5(c) and all Purchaser's Losses under paragraph 6(b), exceeds the sum of $5,000,000.00 and then only for the amount by which such losses exceeds such sum; and (iii) in no event will Seller or Purchaser have any liability for indemnification under paragraph 8(c) plus, as to Seller, any liability for Permitted Environmental Claims under paragraph 5(c) and for indemnification under paragraph 6(b), in excess of an aggregate amount of $200,000,000.00. Notwithstanding anything contained in this Agreement to the contrary, Seller's liability with respect to a breach of Seller's representations and warranties under paragraphs 8(a)(v)(B), 8(a)(v)(E) and 8(a)(v)(P) above shall not be subject to the limitations set forth in clauses

(ii) and (iii) of this paragraph 8(d). Further notwithstanding anything contained herein to the contrary, the representation and warranty made by Seller in paragraph 8(a)(v)(P) above shall survive the Closing until the earliest to occur of (a) the closing of the statute of limitations for Purchaser's taxable year which includes the day following the date of Closing, (b) a final determination of an applicable court to the effect that the LLC is not a corporation at the date of Closing, and (c) the execution by Purchaser and the Internal Revenue Service ("IRS") of an agreement binding on the IRS to the effect that the LLC is not a corporation on the date of Closing.

         9 Operation of Property Prior to Closing; Site Preparation
Reimbursement.

                  (a) During the period from the Effective Date until the date of the Closing, Seller will continue to use, operate and manage the Property in the ordinary course of business and consistent with past practice, provided that unless Purchaser shall have consented thereto in writing, Seller will not harvest, cut or remove any timber from the Real Property other than the Reserved Timber and other than timber harvested, cut and/or removed pursuant to salvage operations in connection with fire, insect infestation or other casualties affecting the Real Property.

                  (b) Purchaser acknowledges that between the Effective Date and the date of Closing Seller, in the ordinary course of business, shall conduct certain site preparation activities on the Real Property in anticipation of the 1999-2000 planting season. Purchaser agrees that Purchaser will directly benefit from such site preparation activities and will reimburse Seller on a dollar-for-dollar basis at Closing for the reasonable and verifiable costs incurred by Seller in connection therewith; provided, however, the amount of such reimbursement shall not exceed $1,500,000.00.

         10 Brokerage. At the Closing, Seller will pay to Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and Warburg Dillon Read LLC ("WDR") certain commissions, fees and/or expenses pursuant to the terms of a separate agreement. At the Closing, Purchaser will pay to Credit Suisse First Boston Corporation ("CS First Boston") certain fees and expenses pursuant to the terms of a separate agreement. Seller and Purchaser each warrant and represent to the other that, except for the aforesaid amounts payable to DLJ, WDR, and CS First Boston, neither has incurred any liability for any brokerage or finder's commission, fee or expense in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Seller and Purchaser each agree to indemnify and hold harmless the other from any and all damage, loss, liability, expense, cost and claim (including but not limited to attorneys' fees and court costs) arising with respect to any such commission, fee or expense which may be suffered by the indemnified party by reason of any action or agreement of the indemnifying party. The foregoing indemnification provision will survive the Closing and will survive any termination of this Agreement. The indemnification obligations of the parties set forth in this paragraph 10 shall not be subject to the limitations of paragraph 8(d) above.

         11       Prorations; Taxes; Expenses.

                  (a) Ad valorem real property taxes on the Real Property, amounts paid or payable by Seller pursuant to the Real Property Leases for any applicable period in which the Closing occurs and rents or fees received or receivable by Seller pursuant to the Incidental Leases for any applicable period in which the Closing occurs will be prorated between Seller and LLC as of the date of Closing. If actual tax bills for the calendar year of Closing are not available, said taxes will be prorated based on tax bills for the previous calendar year and such proration will be final. If any portion of the Real Property is not designated as a separate tax parcel, said taxes will be adjusted to an amount bearing the same relationship to the total tax bill which the acreage contained within such portion of the Real Property bears to the acreage contained within the property included within said tax bill.

                  (b) Purchaser will pay (i) all costs and expenses for any title examinations and all title insurance premiums and other charges in connection with any title insurance policy or policies obtained by Purchaser or LLC, and (ii) all costs and expenses in connection with any inspections, examinations, tests, surveys, cruises or assessments performed by or for Purchaser.

                  (c) "Transfer Taxes" shall mean all documentary stamp taxes, document recording taxes or fees, realty transfer taxes and any other similar taxes or fees in connection with Seller's transfer of the Property to LLC, Seller's transfer of the membership interests in LLC to Purchaser, and the subsequent liquidation, if any, of LLC within one year following the date of the Closing or in connection with the recording of the Deeds and the Assignments. Transfer Taxes shall be shared equally by Purchaser and Seller; provided, however, Purchaser's liability for the payment of Transfer Taxes shall not exceed one-half of the amount of any and all documentary stamp taxes, document recording taxes or fees, realty transfer taxes and any other similar taxes or fees as would have been due if Seller had conveyed title to the Property directly to Purchaser. This limitation on the amount of taxes to be paid by Purchaser shall in no way limit the amount of any penalties or interest payable by Purchaser on any portion of the Transfer Taxes payable by Purchaser. Seller and Purchaser shall participate jointly in determining their respective obligations with respect to Transfer Taxes, and in pursuing any reasonable refund claims for Transfer Taxes paid or reasonable challenges to assessments of Transfer Taxes. All costs, including legal fees, of any such refund claims or challenges shall be shared equally by Purchaser and Seller in the ratio in which each would benefit from such refund claim or challenge. Further, Seller shall indemnify Purchaser for any additional federal or state income tax liabilities arising from any action by Seller or the LLC prior to the date of the Closing which causes the LLC to be classified as a corporation under section 7701 of the Internal Revenue Code of 1986, as amended. The provisions of this paragraph 11(c) shall expressly survive the Closing.

                  (d) Each party will pay its respective costs and expenses of its legal, accounting and other professional advisors.

                  (e) Purchaser shall be solely responsible and liable for any and all taxes, assessments and similar charges (including any and all fines, penalties and interest charges in connection therewith) that may be levied, assessed, recaptured or otherwise imposed with respect to the Property or any part thereof for any period before or after the Closing which result from or arise out of any change in the use of, or other change in circumstances relating to, the Property or any part thereof after the date of Closing.

                  (f) The provisions of this paragraph 11 will survive the Closing and will not be subject to the limitations of paragraph 8(d) above.

         12 Hart-Scott-Rodino. Seller and Purchaser acknowledge that the transaction contemplated by this Agreement may be subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and it will be a condition to the Closing hereunder that the parties obtain such approvals as may be required under the HSR Act. If Purchaser determines that a filing must be made under the HSR Act, Purchaser agrees that it will cause such filing to be made within ten (10) business days after the Effective Date of this Agreement. The parties agree to cooperate in good faith in exchanging relevant information and filing any documents required under the HSR Act, and each party will bear its own costs, fees and expenses in making such filing, provided that any filing fees payable in connection with such filings shall be shared equally by Purchaser and Seller. The date of Closing will be extended as necessary to obtain any such required approvals; provided, however, if any approval required under the HSR Act has not been received on or before December 1, 1999, then this Agreement shall automatically terminate, whereupon no party hereto will have any further rights or obligations hereunder, except as may otherwise be expressly provided herein.

         13 Default; Remedies. If the purchase and sale of the Property contemplated hereby is not consummated because of a default under this Agreement by Purchaser or Seller, then the other party shall have the right, at its option, (a) to terminate this Agreement, whereupon neither party will have any further rights or obligations hereunder, except as may otherwise be expressly provided herein, or (b) to exercise any and all rights and remedies available at law or in equity, including, without limitation, an action or suit for monetary damages and/or specific performance.

         14 Assignment; Continuing Liability.

                  (a) Neither party hereto will have the right to assign its rights or obligations under this Agreement, in whole or in part, without the prior written consent of the other party. Any attempted assignment in violation of this paragraph will be deemed null and void. Notwithstanding the foregoing, Purchaser shall have the right to assign its interest in this Agreement without the prior consent of Seller to any entity which owns substantially all of Purchaser's existing U.S. timberlands; provided, however, Purchaser shall provide Seller with an executed copy of any and all assignment and assumption documentation promptly upon complete execution and delivery of same. Further notwithstanding the foregoing, Seller shall have the right to assign its interest in this Agreement without the prior consent of Purchaser to a newly created limited liability company, wholly owned by Seller, which shall acquire the Membership Interests from Seller at or prior to Closing; provided, however, Seller shall provide Purchaser with an executed copy of any and all assignment and assumption documentation promptly upon complete execution and delivery of same.

                  (b) Following any such assignment by Seller, (i) Jefferson Smurfit Corporation (U.S.) ("JSC") shall retain all rights to the Reserved Timber, (ii) JSC shall retain all rights to the Reserved Minerals, the Reserved Mineral Rights and the OGM Leases, (iii) the Timber Cutting Agreement shall be executed by and run to the benefit of JSC, and (iv) the Seedling Agreement shall be executed by and be binding upon JSC.

                  (c) Upon any assignment of this Agreement by Purchaser pursuant to the provisions of this paragraph, Rayonier Inc. and each assignee of this Agreement shall remain jointly and severally liable to Seller and any other person or entity related to or affiliated with Seller who is expressly benefitted under this Agreement (collectively, the "Seller Parties") for and with respect to, and shall guaranty the performance of all obligations arising under, all indemnifications, representations, warranties and other obligations of Purchaser set forth in this Agreement (collectively, "Purchaser's Obligations").

                  (d) Upon any assignment of this Agreement by Seller pursuant to the provisions of this paragraph, JSC and each assignee of this Agreement shall remain jointly and severally liable to Purchaser and any other person or entity related to or affiliated with Purchaser who is expressly benefitted under this Agreement (including, without limitation, the LLC) (collectively, the "Purchaser Parties") for and with respect to, and shall guaranty the performance of all obligations arising under, all indemnifications, representations, warranties and other obligations of Seller set forth in this Agreement (collectively, "Seller's Obligations").

                  (e) The Purchaser Parties shall not be entitled to make any claim against any Seller Party with respect to Seller's Obligations after the appropriate Claims Period (as defined below); provided, however, that if prior to the close of business on the last day of the Claims Period, the Seller Parties shall have been notified of a claim hereunder and such claim shall not have been finally resolved or disposed of at such date, the basis for such claim shall continue to survive with respect to such claim and shall remain a basis for recovery hereunder with respect to such claim until such claim is finally resolved or disposed of in accordance with the terms hereof; provided that the Purchaser Parties and Seller Parties shall use reasonable efforts to resolve promptly any such claim.

                  (f) The Seller Parties shall not be entitled to make any claim against any Purchaser Party with respect to Purchaser's Obligations after the appropriate Claims Period (as defined below); provided, however, that if prior to the close of business on the last day of the Claims Period, the Purchaser Parties shall have been notified of a claim hereunder and such claim shall not have been finally resolved or disposed of at such date, the basis of such claim shall continue to survive with respect to such claim and shall remain a basis for recovery hereunder with respect to such claim until such claim is finally resolved or disposed of in accordance with the terms hereof; provided that the Purchaser Parties and Seller Parties shall use reasonable efforts to resolve promptly any such claim.

                  (g) Claims to be made by the Purchaser Parties or the Seller Parties hereunder (the party desiring to make such a claim being referred to herein as a "Claiming Party" and the party against whom such claim is made being referred to herein as a "Responding Party") shall be made in accordance with the following procedures:

                           (i) Promptly after receipt by a Claiming Party of notice by a third party of any complaint or the commencement of any action or proceeding with respect to which recovery is being sought hereunder, such Claiming Party shall notify the Responding Party of such complaint or of the commencement of such action or proceeding; provided, however, that failure to so notify the Responding Party shall not relieve the Responding Party from liability for such claim arising otherwise than under this Agreement and such failure to so notify the Responding Party shall relieve the Responding Party from liability which the Responding Party may have hereunder with respect to such claim if, but only if, and only to the extent that, such failure to notify the Responding Party results in the forfeiture by the Responding Party of material rights and defenses otherwise available to the Responding Party with respect to such claim. The Responding Party shall have the right, upon written notice by the Responding Party to the Claiming Party, to assume the defense of such action or proceeding, including the employment of counsel reasonably satisfactory to the Claiming Party and the payment of the reasonable fees and disbursements of such counsel as incurred. If the Responding Party does not elect to assume control of the defense of any such claims, the Responding Party shall be bound by the results otherwise obtained with respect to such claim. In the event, however, that the Responding Party declines or fails to assume the defense of the action or proceeding or to employ counsel reasonably satisfactory to such Claiming Party, in either case in a timely manner, then the Claiming Party may employ counsel to represent or defend it in any such action or proceeding and the Responding Party shall pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Responding Party shall not be required to pay the fees and disbursements of more than one counsel for all the Claiming Parties in any jurisdiction in any single action or proceeding. In any action or proceeding with respect to which recovery is being sought hereunder, the Claiming Party or the Responding Party, whichever is not assuming the defense of such action, shall have the right to participate in such litigation and to retain its own counsel at such party's own expense. The Claiming Party or the Responding Party, as the case may be, shall at all times use reasonable efforts to keep the Responding Party or the Claiming Party, as the case may be, reasonably apprised of the status of the defense of any claim the defense of which they are maintaining, and to cooperate in good faith with each other with respect to the defense of any such action.

                           (ii) The Claiming Party may not settle or compromise any claim or consent to the entry of any judgment with respect to which recovery is being sought from the Responding Party hereunder without the prior written consent of the Responding Party, unless such settlement, compromise or consent includes an unconditional release of the Responding Party and its affiliates from all liability arising out of such claim and does not contain any equitable order, judgment or term which affects, restrains or interferes with the business of the Responding Party or its successors or assigns. The Responding Party may not, without the prior written consent of the Claiming Party, settle or compromise any claim or consent to the entry of any judgment with respect to which recovery is being sought hereunder unless such settlement, compromise or consent includes an unconditional release of the Claiming Party from all liability arising out of such claim and does not contain any equitable order, judgment or term which in any material manner affects, restrains or interferes with the business of the Claiming Party or any of its affiliates.

                           (iii) In the event that the Claiming Party shall claim a right to payment pursuant to this Agreement, such Claiming Party shall send written notice of such claim to the Responding Party. Such notice shall specify the basis for such claim. As promptly as possible after the Claiming Party has given such notice, the Claiming Party and the Responding Party shall establish the merits and amount of such claim (by mutual agreement, litigation, arbitration, meditation or otherwise) and, within ten (10) business days of the final determination of the merits and amount of such claim, the Responding Party shall deliver an amount of cash to the Claiming Party as appropriate to satisfy and discharge in full such claim as determined hereunder.

                  (h) Except as provided in this paragraph or elsewhere in this Agreement, no claim may be asserted with respect to the Purchaser's Obligations or Seller's Obligations by the Purchaser Parties or the Seller Parties after the end of the claims period (the "Claims Period") which shall commence on the date of Closing and terminate five (5) years thereafter; provided, however, that the Claims Period with respect to (a) Purchaser Losses arising out of or pursuant to any breach by Seller of the representations and warranties in paragraphs 8(a)(i) through (iv) and 8(a)(vi)(A) through (J) of this Agreement shall commence of the date hereof and terminate eighteen (18) months thereafter, (b) Purchaser Losses arising out of or pursuant to any breach by Seller of the representations and warranties in paragraphs 8(a)(v)(B) and 8(a)(v)(E) shall commence on the date hereof and remain in effect without limitation, except as limited by law, and
(c) Seller Losses arising out of or pursuant to any breach by Purchaser of the representations and warranties in paragraphs 8(b)(i) through (v) of the Purchase Agreement shall commence on the date hereof and terminate eighteen (18) months thereafter.

                  (i) By the execution and delivery of this Agreement, each of Seller (on behalf of the Seller Parties) and Purchaser (on behalf of the Purchaser Parties) irrevocably designates and appoints each of the parties set forth under its name or designation below as its authorized agent(s) upon which process may be served in any suit or proceeding arising out of or relating to this Agreement that may be instituted in any state of federal court in the States of Alabama, Georgia or Florida.

                           Seller (on behalf of the Seller Parties):

                           Jefferson Smurfit Corporation (U.S.)
                           c/o Smurfit-Stone Container Corporation
                           8182 Maryland Avenue
                           St. Louis, Missouri  63105
                           Attention:  Craig Hunt, General Counsel

                           Purchaser (on behalf of the Purchaser Parties):

                           Rayonier Inc.
                           1177 Summer Street
                           Stamford, Connecticut  06905-5529
                           Attention:  Lisa M. Palumbo, Vice President and
                                       General Counsel

                  In addition, Responding Party submits to the personal jurisdiction of any such court in any such suit or proceeding, and agrees that service of process upon the above-designated individuals shall be deemed in every respect effective service of process upon such Responding Party in any such suit or proceeding. Each such Responding Party further agrees to take any and all action reasonably requested by a Claiming Party hereunder, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the above-designated individuals in full force and effect or to provide for an appropriate substitution for such agents. The foregoing shall not limit the rights of any party to serve process in any other manner permitted by law.

                  (j) To the extent that any Responding Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, or otherwise) with respect to itself or its property, each Responding Party hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

                  (k) The parties hereto agree that an appropriate forum and venue for any disputes between any of the parties hereto arising out of this Agreement shall be any state or federal court in the States of Alabama, Georgia or Florida. The foregoing shall not limit the rights of any party to obtain execution of judgment in any other jurisdiction. The parties further agree, to the extent permitted by law, that a final and unappealable judgment against any of them in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

                  (l) The provisions of this paragraph 14 shall expressly survive the Closing. Each of Purchaser, Seller. JSC and Rayonier Inc. shall execute and deliver at Closing a written confirmation at the obligations assumed and agreed to by the parties under this paragraph 14.

         15 No Waiver. No action or failure to act by any party hereto will constitute a waiver of any right or duty afforded to such party under this Agreement, nor will any such action or failure to act constitute an approval of or acquiescence in any breach of this Agreement except as may be specifically agreed in writing.

         16 Governing Law. This Agreement will be governed by the laws of the States of Georgia, Florida and Alabama as to those portions of the Real Property located in such states.

         17 Notice. Any and all notices, elections and communications required or permitted by this Agreement will be made or given in writing and will be delivered in person, sent by reputable overnight courier, or sent by postage prepaid United States mail, certified or registered, return receipt requested, to the other parties at the addresses set forth below, or such other address as may be furnished by notice in accordance with this paragraph. The date of notice given by personal delivery will be the date of such delivery. The effective date of notice by overnight courier or by mail will be the date such notice is received by the addressee.

                  Seller:          Jefferson Smurfit Corporation (U.S.)
                                   c/o Smurfit-Stone Container Corporation
                                   8182 Maryland Avenue
                                   St. Louis, Missouri  63105
                                   Attention: Craig A. Hunt, Vice President and
                                              General Counsel

                  with a copy to:  Sutherland Asbill & Brennan LLP
                                   999 Peachtree Street, NE
                                   Suite 2300
                                   Atlanta, GA  30309-3996
                                   Attention: William H. Bradley, Esq.

                  Purchaser:       Rayonier Inc.
                                   1177 Summer Street
                                   Stamford, Connecticut 06905-5529
                                   Attention: Lisa M. Palumbo
                                              Vice President and General Counsel

                  with a copy to:  King & Spalding
                                   191 Peachtree Street, N.E.
                                   Atlanta, Georgia  30303-1763
                                   Attention: Robert G. Pennington, Esq.

         18 Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and cannot be amended or supplemented except by a written agreement signed by all parties.

         19 Captions. The captions of paragraphs in this Agreement are for convenience and reference only and are not part of the substance hereof.

         20 Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained in this Agreement, or the application thereof in any circumstance is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences of this Agreement, will not be in any way impaired, it being the intention of the parties that this Agreement will be enforceable to the fullest extent permitted by law.

         21 Counterparts. This Agreement may be executed in counterparts which will be construed together as one instrument.

         22 No Third Party Beneficiaries; Binding Effect. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing contained herein will give or be construed to give to any party, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder. Subject to the foregoing and the provisions of paragraph 14 above, this Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

         23 Time of Essence. Time is of the essence of this Agreement.

         24 No Survival. Except to the extent otherwise expressly provided in this Agreement, the provisions of this Agreement will not survive any termination of this Agreement and will not survive the Closing and will be merged into the documents executed and delivered and the payment of all amounts made at the Closing.

         25       Determination of Value; Arbitration.

                  (a) Either Seller or Purchaser may require that any determination of value contemplated in this Agreement be submitted to arbitration pursuant to this paragraph 25.

                  (b) The party desiring such arbitration shall give notice to that effect to the other party. As soon as possible, but in any event within the next five (5) days, Seller and Purchaser shall each select one arbitrator. As soon as possible, but in any event, within the next five (5) days, the two arbitrators so selected shall select a third arbitrator. No arbitrator shall be an employee, officer, director, shareholder, member, partner or other affiliate of either party. In the event of the failure, refusal or inability of any arbitrator to act, a new arbitrator shall be appointed in his stead, which appointment shall be made in the same manner as hereinbefore provided. At the request of either party, the arbitrators shall authorize the service of subpoenas for the production of documents or attendance of witnesses.

                  (c) Each arbitrator shall be either (i) a partner, principal or senior executive of a regionally recognized forest management firm having substantial experience in the valuation of timberland and timber in the southeastern United States, or (ii) an appraiser associated with a regionally recognized real estate appraisal firm who is a member of the American Institute of Real Estate Appraisers (or the successor organization, or if no such organization exists, then an organization composed of persons of similar professional qualifications) and having substantial experience in the valuation of timberland and timber in the southeastern United States, or (iii) in the case of an arbitration pursuant to paragraph 4(c) hereof relating to the validity of a Title Objection, a present or former underwriting officer of a nationally recognized title insurance company having at least ten (10) years experience in underwriting and handling title insurance claims in connection with timberland or commercial property in the southeastern United States, or an attorney licensed to practice in the state in which the affected property is situated, having not less than ten (10) years of practice experience in real estate law in such state, or (iv) in the case of an arbitration pursuant to paragraph 6(a), an environmental engineer licensed in the state of the affected property and having not less than ten (10) years of engineering experience, or an attorney licensed to practice in the state in which the affected property is situated, having not less than ten (10) years of practice experience in environmental law in such state.

                  (d) Within thirty (30) days after their appointment, the arbitrators so chosen shall hold a hearing at which each party may submit evidence, be heard and cross-examine witnesses, with each party having at least five (5) business days advance notice of the hearing. The hearing shall be conducted such that each of Seller and Purchaser shall have reasonably adequate time to present oral evidence or argument, but either party may present whatever written evidence it deems appropriate prior to the hearing (with copies of any such written evidence being sent to the other party).

                  (e) The decision of the arbitrators so chosen shall be given in writing within a period of ten (10) days after the conclusion of such hearing. The decision in which any two arbitrators so appointed and acting hereunder concur shall in all cases be binding and conclusive upon the parties.

                  (f) The fees and expenses of the arbitration proceeding and the fees of the third arbitrator appointed under this paragraph 25 shall be borne equally by Seller and Purchaser. Seller and Purchaser each shall pay the fees of the arbitrator each selected, and the fees and expenses of preparing and presenting its own case. Seller and Purchaser may at any time by mutual written agreement discontinue arbitration proceedings and themselves agree upon any such matter submitted to arbitration.

         26 Incorporation of Exhibits. All exhibits referred to herein are hereby incorporated in this Agreement by this reference.

         27 No Publicity. Neither Purchaser nor Seller shall make any public announcement or otherwise publicly disseminate any information with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party hereto.

         28 Effective Date. The effective date (the "Effective Date") of this Agreement will be the last date on which all parties hereto shall have executed this Agreement, as indicated below.

         29 Deletion of Real Property. Purchaser and Seller agree that the following provisions shall be taken into consideration in determining the size and configuration of any portions of the Owned Real Property which is to be excluded from the Real Property pursuant to the provisions of paragraphs 4(c) and/or 6(a) above: (a) no parcel or site excluded shall be of a size less than five (5) acres without the prior approval of Seller; (b) each parcel so excluded shall retain or be granted commercially reasonable access either directly to a public road or over the Real Property acquired by Purchaser; (c) if access is retained or granted over the Real Property acquired by Purchaser, such access shall not materially or adversely affect Purchaser's use and operation of the Real Property, and shall be in a location reasonably acceptable to Purchaser;
(d) in determining the size and configuration of the tract or tracts to be excluded, Seller may elect to exclude an area which is up to 125% of the area actually impacted or affected by the Title Objection or the Environmental Condition, as the case may be, in order to ensure that the excluded tract or tracts retain economic viability; (e) Purchaser shall retain approval rights over the size (subject to the five-acre minimum described in clause (a) above), configuration and means of access of any tract proposed to be excluded from the Real Property pursuant to paragraphs 4(c) and 6(a) hereof, which approval shall not be unreasonably withheld; (f) all tracts excluded pursuant to paragraphs 4(c) and 6(a) hereof shall be subject to restrictive covenants (to be agreed to by the parties) which shall prohibit Seller and its successors-in-title from operating landfills or other noxious uses which are inconsistent with, or which could unreasonably interfere with, Purchaser's timber operations on its adjacent Real Property; and (g) Purchaser shall be granted a right of first offer in the event Seller ever elects to sell or otherwise dispose of any excluded tract or tracts. If the Title Objection or Environmental Condition in question impacts a portion of the Real Property which is a portion of the Leased Real Property, then the Real Property Lease covering such portion of the Real Property shall be deleted, and all of the Leased Real Property covered by such Real Property Lease shall be deemed deleted from the Real Property.

         30 Property to be Excluded. Purchaser acknowledges and agrees that prior to Closing (a) Seller may elect to carve out up to 1,000 acres of the Real Property in Alachua County, Florida near the University of Florida to facilitate a settlement of the AFIDA Proceeding described on Exhibit J hereto; and (b) may convey in lieu of condemnation up to 300 acres of the Real Property to Alabama Power Company. If the conveyance described in clause (a) above occurs prior to Closing, then the Purchase Price shall be reduced by the fair value of the Real Property conveyed, as determined by the agreement of the parties or pursuant to the provisions of paragraph 25 hereof. If the conveyance described in clause (b) above occurs prior to Closing, then the Purchase Price shall be reduced by the greater of (i) the fair value of the Real Property conveyed, as determined by the agreement of the parties or pursuant to the provisions of paragraph 25 hereof, or (ii) the net proceeds received by Seller from Alabama Power Company as consideration for said conveyance.


                                  [End of Text]

         IN WITNESS WHEREOF, this Agreement has been duly executed, sealed and delivered by the parties hereto on the date(s) indicated below.


                                        PURCHASER:

Date of execution:  7/28/99             RAYONIER INC.


                                        By: /s/  W.L. Nutter
                                                 Title:  Chairman of the Board,
                                                         President and
                                                         Chief Executive Officer



                                        SELLER:

Date of execution:  7/28/99             JEFFERSON SMURFIT CORPORATION (U.S.)


                                        By: /s/  Raymond M. Curran
                                                 Title:  President & Chief
                                                         Executive Officer

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